UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 0-16772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Bancorp Inc. Retirement Savings Plan
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750
Attn: Retirement Plan Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Peoples Bancorp Inc.
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                    PEOPLES BANCORP INC.
                                                                                                    RETIREMENT SAVINGS PLAN

       Date: June 29, 2009                                                                                                                                                           By: /s/ JOHN E. DAKESIAN
                                                                                                                                                                                                                 John E. Dakesian
                                                                                                                 Chairperson, Retirement Plan Committee

Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Report of Independent Registered Public Accounting Firm and Financial Statements
December 31, 2008 and 2007

Peoples Bancorp Inc. Retirement Savings Plan
December 31, 2008 and 2007
Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

We have audited the accompanying statements of net assets available for benefits of Peoples Bancorp Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in the Plan’s net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4, in 2008, the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                                                                             /s/ BKD, LLP

Cincinnati, Ohio
June 15, 2009

Federal Employer Identification Number:  44-0160260

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

Assets
	2008	2007

Investments, at fair value	$ 19,409,181	$ 25,591,862

Employer’s contributions receivable	34,091	25,444

Net Assets Available for Benefits, at fair value	19,443,272	25,617,306

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	159,080	-

Net Assets Available for Benefits	$ 19,602,352	$ 25,617,306

     See Notes to Financial Statements                                                                                                                                                                                                                                                      - 2 -

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Investment Income
Net depreciation in fair value of investments	$ (7,967,731)	$ (1,021,502)
Interest and dividends	645,097	1,184,146
Net investment (loss) income	(7,322,634)	162,644

Contributions
Employer	784,880	772,455
Participants	1,498,954	1,496,591
Rollovers	123,694	355,779
Total contributions	2,407,528	2,624,825

	(4,915,106)	2,787,469

Deductions
Benefits paid to participants	1,035,220	1,488,817
Administrative expenses	64,628	62,926
Total deductions	1,099,848	1,551,743

Net (Decrease) Increase	(6,014,954)	1,235,726

Net Assets Available for Benefits, Beginning of Year	25,617,306	24,381,580

Net Assets Available for Benefits, End of Year	$ 19,602,352	$ 25,617,306

     See Notes to Financial Statements                                                                                                                                                                                                                                                       -3 -

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 1:	Description of the Plan

The following is a description of the Peoples Bancorp Inc. Retirement Savings Plan (“the Plan”) and provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. and its subsidiaries (“Peoples”) for the benefit of its eligible employees who have at least one hour of service and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Reliance National Trust Company is the trustee and serves as the custodian of the Plan.

Employee Stock Ownership Plan

Effective March 1, 2008, the Plan was amended to add an Employee Stock Ownership Plan (“ESOP”) feature to the Plan. The Plan is not leveraged and will consist of two components, the ESOP feature and the Non-ESOP feature.  The ESOP feature is designed to invest primarily in Peoples Bancorp Inc. Common shares.  The ESOP feature consists of the portion of the assets of the Plan that on and after March 1, 2008 are invested in the Peoples Bancorp Inc. Common Stock Fund.  The ESOP feature is intended to qualify as a stock bonus plan under Internal Revenue Code Section 401(a) and as an employee stock ownership plan under Internal Revenue Code Section 4975(e)(7).

Peoples intends that the Non-ESOP feature and the ESOP feature together constitute a single plan under Treasury Regulation Section 1.414(1)-1(b)(1).  Accordingly, the provisions set forth in the other sections of the Plan apply to the ESOP feature in the same manner as those provisions apply to the Non-ESOP feature, except to the extent that those provisions by their terms are inapplicable to the ESOP feature.

Contributions

The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation.  Employee rollover contributions are also permitted under the Plan.  Peoples makes matching contributions of 100% of the employees’ salary deferral amounts up to 3% of the employees’ compensation and 50% of the employees’ salary deferral amounts on the next 2% of the employees’ compensation.  Peoples’ profit-sharing contributions are discretionary as determined by Peoples’ Board of Directors.  Contributions are subject to certain limitations, while forfeitures are used to reduce Company contributions.

                                                                                                                                                                                                                                                                                                                         - 4 -

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Participant Investment Account Options

Investment account options available include various funds.  Each participant has the option of directing the participant’s contributions into any of the separate investment accounts and may change the allocation daily.

The Plan document also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Peoples’ contribution and Plan earnings and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions, matching contributions, and profit-sharing contributions plus earnings thereon.

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s account or monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants.  A loan may be made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan is $1,000. Participants may only have one loan outstanding at any given time. The maximum amount of a participant’s loan is determined by the available loan balance which is restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence, which may exceed the five-year term with approval from the Plan Administrator) through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.

Plan Termination

Although it has not expressed an intention to do so, Peoples has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

                                                                                                                                                                                                                                                                                                                         - 5 -

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 2:	Summary of Significant Accounting Policies

Method of Accounting

The accompanying financial statements are prepared on the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investments and Income Recognition

Investments are stated at fair value based on quoted market prices on the valuation date. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.  Participant loans are valued at cost, which approximates fair value.

The investments in the Peoples Bancorp Inc. Common Stock Fund have been unitized and are comprised of cash and Peoples Bancorp Inc. common shares.  The Plan holds between 3% and 5% of these units in cash in order to provide liquidity for timely distributions.  At December 31, 2008 and 2007, these units were comprised of 262,149 and 249,350 common shares of Peoples Bancorp Inc. and cash of $179,514 and $251,155, respectively.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis while dividends are recorded on the ex-dividend date.

                                                                                                                                                                                                                                                                                                                         - 6 -

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Plan Tax Status

The Plan obtained its latest determination letter on January 30, 2004, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and, therefore, not subject to tax.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes the Plan (and the related trust) are currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as presented in the following table.  Investments that represented 5% or more of the Plan’s assets are separately identified.

	2008
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year

Mutual funds
Columbia Acorn Fund	$ (952,762)	$ 1,337,868
Harbor International Fund	(768,958)	1,011,162
T.Rowe Price Balanced Fund	(277,071)	1,404,127
American Growth Fund of America	(723,416)	1,151,488
Dodge & Cox Common Stock Fund	(903,406)	1,080,306
Other	(1,994,073)	2,070,728

Common/collective trust funds
Invesco 500 Index Trust	(870,541)	1,476,899
Invesco Stable Value Trust	14	3,316,795
Other	(78,644)	894,973

Peoples Bancorp Inc. Common Stock Fund units	(1,398,874)	5,183,961

Participant loans	-	480,874
Total Investments	$ (7,967,731)	$ 19,409,181

                                                                                                                                                                                                                                                                                                                          -7 -

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

	2007
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Investments, at Fair Value
Mutual funds
Columbia Acorn Fund	$ (1,125)	$ 2,367,386
Fidelity Leveraged Stock Fund	216,207	1,570,866
American Growth Fund of America	46,394	1,687,589
Dodge & Cox Common Stock Fund	(182,096)	1,854,061
Dodge & Cox Balanced Fund	(159,898)	2,339,731
Other	(115,081)	2,827,883

Common/collective trust funds
Invesco 500 Index Trust	127,204	2,366,284
Invesco Stable Value Trust	-	2,396,636
Other	3,623	1,240,765

Peoples Bancorp Inc. Common Stock Fund units	(956,730)	6,521,864
Total Investments, at Fair Value	(1,021,502)	25,173,065

Investments at cost, which approximates fair value
Participant loans	-	418,797
Total Investments, at Fair Value	$ (1,021,502)	$ 25,591,862

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2008 and 2007 were $645,097 and $1,184,146, respectively.

Information on the fully benefit-responsive contract relating to the guaranteed common trust fund portion carried at fair value is as follows:

	2008	2007

Average yield	6.45%	5.33%
Crediting interest rate at December 31	3.19%	4.24%
Fair value	$ 3,316,795	$ 2,396,636
Contract value	$ 3,475,875	$ 2,396,636

                                                                                                                                                                                                                                                                                                                         - 8 -

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 4:	Fair Value of Plan Assets

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements.”  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1: Quoted prices in active exchange markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.

Level 3: Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for single dealer nonbinding quotes not corroborated by observable market data.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds - These investments are valued using quoted prices in an active market and classified within level 1 of the valuation hierarchy.

Collective Investment Trusts - These investments are valued using the Net Asset Value (NAV) provided by the trustee.  The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Peoples Bancorp Common Stock Fund units - Peoples Bancorp Inc. Common Stock Fund units are held in a unitized fund and are comprised of cash and common shares in Peoples Bancorp Inc.  The underlying common shares are valued at the closing price of the common shares reported on The NASDAQ Stock Market LLC under the symbol “PEBO” and are classified within level 1 of the valuation hierarchy.

                                                                                                                                                                                                                                                                                                                         - 9 -

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Stable Value Trust Fund - The trust fund may hold guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). GICs represent deposits which guarantee a stated interest rate for the term of the contracts.  The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by the current market interest rates for like-duration and like-quality investments.  The NAV for the investment contract is expected to remain consistent at $1.  The investment contracts are classified within level 2 of the valuation hierarchy.

Loans to Participants - Loans to plan participants are valued at cost, which approximates fair value and are classified within level 3 of the valuation hierarchy.

Investments measured at fair value on a recurring basis by SFAS No. 157 comprised the following at December 31, 2008:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Mutual Funds	$ 8,055,679	$ -	$ -	$ 8,055,679
Collective Investment Trusts	–	2,371,872	–	2,371,872
Peoples Bancorp Inc. Common Stock Fund units	5,183,961	–	–	5,183,961
Stable Value Trust Fund	–	3,316,795	–	3,316,795
Participant Loans	–	–	480,874	480,874
Total	$ 13,239,640	$ 5,688,667	$ 480,874	$ 19,409,181

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, Beginning of Year	$ 418,797
Loans made to participants, net of repayments	62,077
Balance, End of Year	$ 480,874

                                                                                                                                                                                                                                                                                                                      - 10 -

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such employer or employee association, or relatives of such persons.

The Plan holds common shares of Peoples, which is the plan sponsor.  The Plan also invests in certain funds of the Plan trustee.  The Plan paid $64,628 and $62,926 of recordkeeping fees to the trustee during 2008 and 2007, respectively.  Certain administrative services are provided at no cost to the plan by Peoples.

Note 6:	Risks and Uncertainties

The Plan provides for various investments in common stock, mutual funds, and common/collective trust funds.  Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of these investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note 7:	Current Economic Conditions

The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

                                                                                                                                                                                                                                                                                                                      - 11 -

Supplemental Schedule

Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008

(a)(b) Identity of Issuer	(c) Description of Investment		(e)Current Value

American Century Strategic Allocation Conservative Fund	15,435	units	$ 70,382
American Century Strategic Allocation Moderate Fund	47,565	units	234,970
American Century Strategic Allocation Aggressive Fund	58,634	units	313,103
Columbia Acorn Fund	75,543	units	1,337,869
*Invesco 500 Index Trust	58,888	units	1,476,899
*Invesco Core Fixed Income Trust	26,549	units	894,973
*Invesco Stable Value Trust	3,475,875	units	3,475,875
Harbor International Fund	25,203	units	1,011,162
Fidelity Leveraged Stock Fund	45,017	units	792,298
Vanguard Small Cap Index	23,592	units	481,279
T Rowe Price Balanced Fund	99,938	units	1,404,127
T Rowe Price Retirement 2005	40	units	341
T Rowe Price Retirement 2015	25	units	208
T Rowe Price Retirement 2020	86	units	952
T Rowe Price Retirement 2025	74	units	590
T Rowe Price Retirement 2030	615	units	6,865
T Rowe Price Retirement 2035	64	units	499
T Rowe Price Retirement 2040	282	units	3,122
T Rowe Price Retirement 2045	88	units	648
T Rowe Price Retirement 2050	403	units	2,501
* Peoples Bancorp Inc. Common Stock Fund	418,399	units	5,183,961
American Growth Fund of America	56,225	units	1,151,488
Dodge & Cox Common Stock Fund	14,526	units	1,080,306
American Funds Capital Income	3,924	units	162,969
Participant loans	Interest rates ranging from 6.00% to 10.25%		480,874
			$ 19,568,261

* Parties-in-interest

                                                                                                                                                                                                                                                                                                                      - 12 -